March 19, 2008

Amanda McManus
Branch Chief - Legal
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Thornburg Mortgage Securities Corporation Registration Statement on Form S-3 Filed February 4, 2008 File No. 333-149044 (the “Registration Statement”)

Ms. McManus:

Thank you for your comments on the Registration Statement of Thornburg Mortgage Securities Corporation (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules and disclosure requirements. If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3

General

1.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. In particular, please revise to remove the statements on page 34 that assets can be substituted for “such other reason as is specified in the prospectus supplement”, and on page 39 to remove your statement that the prospectus supplement may disclose other indices which are applicable to the mortgage loans.

Ms. Amanda McManus
Division of Corporate Finance
U.S. Securities and Exchange Commission
March 19, 2008

We confirm, on behalf of the Company, that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown, as required by Rule 409 of the Securities Act of 1933, as amended. In addition, we have revised the base prospectus to remove the statements on page 34 that assets can be substituted for “such other reason as is specified in the prospectus supplement”, and on page 39 that the prospectus supplement may disclose other indices which are applicable to the mortgage loans.

Derivative Instruments, page 77

2.
Please revise here and throughout to clarify that swap agreements will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. In this regard, please specifically address “market value swaps.” Refer to Section III.A.2.a of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Depending on the structure of a transaction, an interest rate, currency or market value swap may be employed. In a typical structure a market value swap will reference the value of a particular class or particular classes of securities. A market value swap might be utilized, for example, in a transaction in which the pool assets consist in substantial part of residential mortgage loans that accrue interest on the basis of a fixed interest rate for a specified period of time, after which the interest rate converts under the terms of the mortgage loans to an adjustable rate. In such transactions it is common for the operative agreements to provide that at a specified date near the end of the fixed rate period for the majority of such mortgage loans the holders of certain classes of securities must transfer the securities to other investors who will have purchased the securities pursuant to a mandatory auction procedure. Under the terms of the market value swap, the swap counterparty is required to pay for the benefit of the selling securityholders the amount, if any, by which the proceeds of the auction are less than the outstanding principal amount of the auctioned securities plus interest accrued thereon. (The swap counterparty is entitled to receive any amount by which the proceeds of the auction exceed the outstanding principal amount of the auctioned securities plus accrued interest.)

Ms. Amanda McManus
Division of Corporate Finance
U.S. Securities and Exchange Commission
March 19, 2008

Payments on the securities themselves in such a transaction are dependent on cash flows from the pool assets, not on payments under the market value swap. The securities therefore satisfy the definition of “asset-backed security” under Regulation AB. The swap is solely a mechanism to ensure that the price paid to securityholders in a mandatory resale of their securities is not less than the outstanding principal amount of the securities plus accrued interest. After the securities have been transferred to new holders, the securities remain outstanding and continue to be paid from proceeds of the pool assets, in the same manner as if the securities had been transferred in a typical secondary market trade. After the auction and sale of the securities has occurred, the market value swap terminates.

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-4126.

Sincerely,

/s/ Jeffrey R Johnson

Jeffrey R. Johnson

cc: Deborah J. Burns